SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

Spartan Motors, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

846819 10 0

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 846819 10 0	13G	Page 2 of 5 Pages

1		Name of Reporting Persons William F. Foster
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3		SEC Use Only
4		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,274,643 *
	6	Shared Voting Power 370,567
	7	Sole Dispositive Power 1,274,643 *
	8	Shared Dispositive Power 370,567
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,645,210 *
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9) 4.98%
12	Type of Reporting Person IN

*

Includes 112,497 shares subject to options that were exercisable on, or within 60 days after, December 31, 2009 and 1,324 shares that may be obtained through the exercise of Stock Appreciation Rights (SARs) exercisable on, or within 60 days after, December 31, 2009 (based on the closing stock price on December 31, 2009).  The shares of common stock described in this footnote may not be voted or transferred until issued upon exercise of the applicable option or SAR.

CUSIP No. 846819 10 0	13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer

                Spartan Motors, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices

                1000 Reynolds Road -- P.O. Box 440

                Charlotte, Michigan 48813

Item 2(a).	Name of Person Filing

                William F. Foster

Item 2(b).	Address of Principal Business Office or, if None, Residence

                1000 Reynolds Road -- P.O. Box 440

                Charlotte, Michigan 48813

Item 2(c).	Citizenship

                United States of America

Item 2(d).	Title of Class of Securities

                Common Stock

Item 2(e).	CUSIP Number

                846819 10 0

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) Or 240.13d-2(b) or (c), Check Whether the Person Filing is a: Not applicable.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d 1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

CUSIP No. 846819 10 0	13G	Page 4 of 5 Pages

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

	☐	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4.	Ownership

(a)	Amount Beneficially Owned: 1,645,210*

(b)	Percent of Class: 4.98%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 1,274,643*
(ii) Shared power to vote or to direct the vote: 370,567
(iii) Sole power to dispose or to direct the disposition of: 1,274,643*
(iv) Shared power to dispose or to direct the disposition of: 370,567

*

Includes 112,497 shares subject to options that were exercisable on, or within 60 days after, December 31, 2009 and 1,324 shares that may be obtained through the exercise of Stock Appreciation Rights (SARs) exercisable on, or within 60 days after, December 31, 2009 (based on the closing stock price on December 31, 2009).  The shares of common stock described in this footnote may not be voted or transferred until issued upon exercise of the applicable option or SAR.

Item 5.	Ownership of Five Percent or Less of a Class:

                Not applicable

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

                Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                        Not applicable

Item 8.	Identification and Classification of Members of the Group:

                        Not applicable

Item 9.	Notice of Dissolution of Group:

                        Not applicable

Item 10.	Certification:

                        Not applicable

CUSIP No. 846819 10 0	13G	Page 5 of 5 Pages

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2010                                                      /s/ Kimberly Baber

Kimberly Baber, at Attorney-in-Fact for

William F. Foster

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